                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

Following is a summary of remarks made at a Compaq management communication meeting by Michael Capellas, Chairman and CEO of Compaq, and Carly Fiorina, Chairman and CEO of HP, which was posted to Compaq's internal intranet on February 27, 2002:

Michael Capellas and Carly Fiorina discuss the market and the proposed merger with senior leaders at Compaq's Management Communication meeting

HP Chairman and CEO Carly Fiorina joined Michael Capellas Tuesday in the Conference Center on the Houston main campus to update Compaq's senior management team on the IT market outlook and the pending merger between the two companies.

In his opening remarks Michael said the market continues to be pretty sluggish. "We have seen a reasonable continuation of strength in Europe and good performance in the U.S. relative to the market, but it continues to bump along the bottom," he said.

Michael said there wasn't much of a sign of recovery -- that it's really turned the corner -- but he continues to believe there is a huge amount of pent-up demand that should drive stronger recovery in the second half of the year.

He said customers are changing their buying patterns and are "really looking for value." He added that he's seeing more signs that the market is moving to the strengths that form the pillars of the merger.

Carly said HP & Compaq "understand their strength but also understand the opportunities to strengthen themselves further...both companies are strong enough to take decisive steps and smart enough to know when to take one."

She added that the momentum growing in favor of the merger can be attributed to three factors: the ability of employees at both companies to stay focused and deliver results; the fact that the reality of consolidation within the IT industry is beginning to sink in; and continuing communications that have helped people get past the headlines and focus on the substance of the merger.

"There are things about this combination that are compelling, and there are things about this combination that make a ton of sense. So I think all of that is resonating with shareowners," she said. "Michael and I and our teams will stay on the road until the very last day, but we are feeling really quite good about the reception that we're getting. We will continue to focus our shareowners on the substance of this case."

The question and answer session covered a broad range of topics, including:

o    KEY MILESTONES IN THE REGULATORY AND SHAREHOLDER APPROVAL PROCESSES
        o Regulatory approval from European Commission (EC)
        o Regulatory approval from U.S. Federal Trade Commission (FTC) -- pending

        o Institutional Shareholders Services (ISS) recommendation to clients -- pending
        o Distribution of proxy materials
        o HP shareholders vote -- March 19
        o Compaq shareholders vote -- March 20

o    INTEGRATION EFFORTS
        o We are in the third and final phase of integration planning -- starting to solidify detailed business plans that will take the new company operational.
        o More than 450 people are working full-time on integration teams dealing with businesses, functions, processes and key projects.
        o Carly, Michael, HP CFO Bob Wayman, Bob Napier and HP HR vice president Susan Bowick form the Integration steering committee, which reviews the integration teams' plans and progress on a weekly basis.

o    POST-MERGER JOB SELECTION PROCESS
        o The selection process will be driven by business needs and qualifications
        o The top priority is to maintain continuity in our customer-facing organizations.
        o The process is intended to be fair and open, and people who know the candidates and their qualifications will be involved in making selection decisions.
        o The process will generally cascade though successive layers of each organization

o    RETENTION INCENTIVES
        o On the Compaq side, the program so far has been rolled out on a very limited scale -- approximately 200 people who were involved in the process early on.
        o The program is targeted to people in key merger integration planning and implementation roles at various levels of the company, the rollout has not been limited to executives.
        o The special incentives are intended to ensure continuity or a smooth transition in a limited number of critical roles. Traditional recognition and reward tools are still available to demonstrate appreciation for employees' contributions to the company.

o    WHAT TO EXPECT OVER THE FIRST 100 DAYS
        o Overall, we will work crisply and clearly to meet the objectives the integration planning teams have identified for the four key stakeholder groups -- customers, shareholders, employees and communities. We want each to know what they can expect from Compaq and how business gets done. Specific objectives include:

        o Announcing the remainder of the senior management structure -- top three levels.
        o Naming the top 100 account managers and the top 50 country managers.
        o Rolling out the product roadmaps, with detailed, 3-year plans for each product.
        o Rolling out detailed programs to build a strong, unified, new culture. Those programs will be based on feedback gathered through focus groups and one-on-one interviews with more than 1,000 employees and senior leaders from both companies.
        o Communicating restructuring plans and overall targets within 90 days, in those parts of the company where business conditions and local and/or national laws permit such communications. Restructuring plans and decisions may take longer in some parts of the business than others.

o    SOME POINTS TO KEEP IN MIND MOVING FORWARD
        o Stay focused on your current responsibilities and on maintaining momentum in our businesses.
        o A lot of solid planning has taken place over the past six months, since the merger was announced. But it's not realistic to expect everything to be crystal clear immediately to 150,000 people across the globe.
        o The top priority for the launch of the new company is ensuring the integrity of our customer-facing organizations and maximizing their ability to meet customer needs.

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.